Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 26, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order dated 23rd Sep 2024, from COFEPRIS (Comisión Federal para la Protección Contra Riesgos Sanitarios) health department of Mexico. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Schedule III Para A Sub Para 20 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

A	Name of the authority	:	COFEPRIS Comisión Federal para la Protección Contra Riesgos Sanitarios)
B	Nature and details of the action(s) taken, initiated or order(s) passed	:	The drug regulatory body of Mexico (Comisión Federal para la Protección contra Riesgos Sanitarios or Cofepris) has imposed a penalty of MXN 651, 420 (~INR 28 Lakh) on the Company for deviation from prescribed guidelines for filing intimation of import of a reference standard for one of our APIs. The intimation was filed by the Company upon arrival of the reference standard in Mexico as opposed to three days in advance as required.
C	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	25th September 2024
D	Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	As stated in “B” above
E	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	MXN 651,420 (~INR 28 Lakh)

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR